Via EDGAR and by Courier

CHECK-CAP BUILDING
ABBA HUSHI AVENUE
P.O. BOX 1271
ISFIYA, 30090
MOUNT CARMEL, ISRAEL

January 16, 2015

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:      Check-Cap Ltd.
Registration Statement on Form F-1
Filed on December 23, 2014
CIK No. 0001610590

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated January 8, 2015 (the “Comment Letter”), to Guy Neev, Chief Executive Officer of Check-Cap Ltd. (the “Company”), regarding the Registration Statement on Form F-1 (Registration No. 333-201250) filed with the U.S. Securities and Exchange Commission on December 23, 2014.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter).  Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made in the Registration Statement (as hereinafter defined). The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”).  Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Registration Statement.

Our Company, page 1

1.           We note your response to prior comment 1. Please file the consent of the Radiation Safety Division of the Radiological Protection Branch of the Soreq Nuclear Research Center as an exhibit to your registration statement regarding the radiation dose disclosure in the third paragraph. Refer to Securities Act Rule 436.

Response: The Company is in the process of working with the Radiological Protection Branch of the Soreq Nuclear Research Center to obtain its consent. Pending receipt of such consent, the Company has replaced the name of the Radiological Protection Branch of the Soreq Nuclear Research Center with the words “professional radiation protection center in Israel” on pages 1, 60 and 74 of the Registration Statement.

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
January 16, 2015

Concurrent Private Placement, page 7

2.           We note your response to prior comment 4. Please revise your disclosure to clarify whether the $12 million currently escrowed are the only funds available to be received in the private placement or if you may also seek investors and proceeds in addition to or in lieu of the investors and proceeds currently escrowed.

Response:  The Company has revised the disclosure on pages 7 and 8 of the Registration Statement to make clear that the $12 million being held in escrow pursuant to the terms of the credit line agreement are the only funds that will be received in the proposed Private Placement.

Exhibits

3.           We note your response to prior 18. To the extent you do not file complete exhibits to your registration statement, you should submit confidential treatment requests on any redacted portions of those exhibits. Please file complete agreements as exhibits to your registration statement or submit confidential treatment requests as appropriate.

Response: The Company has refiled Exhibit 10.13 to the Registration Statement which now includes all exhibits thereto.

Ms. Amanda Ravitz, Assistant Director
Securities and Exchange Commission
January 16, 2015

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 972-4-830-3401. In addition, please contact Mitchell S. Nussbaum or Angela M. Dowd of Loeb & Loeb LLP at (212) 407-4159 or (212) 407-4097, respectively, if you have any questions or require additional information.

Sincerely,

CHECK-CAP LTD.

/s/ Guy Neev
Name:  Guy Neev
Title:    Chief Executive Officer